SECURITIES AND EXCHANGE COMMISSION

                    WASHINGTON, D. C.  20549



                            FORM 11-K

                          ANNUAL REPORT



       [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

            for the fiscal year ended March 31, 2000

                               OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

        for the transition period from _______ to _______

                  Commission file number 1-3203



             SALARIED EMPLOYEES' STOCK PURCHASE PLAN



                     CHESAPEAKE CORPORATION
                      1021 East Cary Street
                         P. O. Box 2350
                 Richmond, Virginia  23218-2350


















             SALARIED EMPLOYEES' STOCK PURCHASE PLAN



Administration of the Plan:

  The Plan is administered by the Salaried Employees' Stock Purchase Plan Committee (the "Committee") under the direction of the Board of Directors of Chesapeake Corporation (the "Corporation"). The present members of the Committee are as follows:

                Name                      Address

           Thomas A. Smith (1)        Richmond, Virginia  23218

           J. P. Causey Jr. (2)       Richmond, Virginia  23218

           William T. Tolley (3)      Richmond, Virginia  23218

       (1) Mr. Smith is Vice President - Human Resources of the Corporation and serves as the Committee Chairman.

       (2)    Mr. Causey is Senior Vice President, Secretary &
       General Counsel of the Corporation.

       (3)    Mr. Tolley is Senior Vice President - Finance &
       Chief Financial Officer of the Corporation.

  Committee members are appointed by and serve at the pleasure of the Board of Directors of the Corporation. Committee members are employees of the Corporation and receive no additional compensation for serving on the Committee. The Plan provides that the Corporation will indemnify members of the Committee to the same extent and on the same terms as it indemnifies its officers and directors by reason of their being officers and directors.

Financial Statements and Exhibits:

  (a)  Financial Statements:

       Salaried Employees' Stock Purchase Plan:

         Statements of Financial Condition

         Statements of Income and Changes in Plan Equity



  (b)     Exhibit:

       23.1 Consent of PricewaterhouseCoopers LLP







                               -1-

                           SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Salaried Employees' Stock Purchase Plan
Committee (the "Committee") have duly caused this annual report to be signed by the undersigned hereunto duly authorized.



                         SALARIED EMPLOYEES' STOCK PURCHASE PLAN





                          /s/ Thomas A. Smith
                          -------------------
                              Thomas A. Smith,
                              Chairman of the Committee




June 16, 2000
























                               -2-


Report of Independent Accountants




To the Salaried Employees' Stock
Purchase Plan Committee:


In our opinion, the accompanying statements of financial condition and the related statements of income and changes in plan equity present fairly, in all material respects, the financial position of the Salaried Employees' Stock Purchase Plan (the "Plan") at March 31, 2000 and 1999, and the changes in plan equity for each of the three years in the period ended March 31, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



                           /s/PRICEWATERHOUSECOOPERS LLP
                           -----------------------------
                              PRICEWATERHOUSECOOPERS LLP



Richmond, Virginia
June 16, 2000









                               -3-
SALARIED EMPLOYEES' STOCK PURCHASE PLAN
STATEMENTS OF FINANCIAL CONDITION
March 31, 2000 and 1999


                                            2000    1999
                                          -------  -------
Asset:
 Funds held by Chesapeake Corporation and
   participating subsidiaries (Note 2)      $5,597 $10,590
                                         ==================
Plan equity                                 $5,597 $10,590
                                         ==================

































The accompanying notes are an integral part of these financial statements.




                               -4-
SALARIED EMPLOYEES' STOCK PURCHASE PLAN
STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
For the years ended March 31, 2000, 1999 and 1998

                                            2000       1999       1998
                                            ----       ----       ----
Contributions (Notes 1 and 4):
 Employees                               $1,811,971 $2,062,552 $2,121,744

 Employer: $509,318 in 2000, $663,891
  in 1999 and $373,316 in 1998; less
  withheld taxes of $197,427, $263,748
  and $146,564, respectively                311,891    400,143    226,752
                                         ---------- ---------- ----------
                                          2,123,862  2,462,695  2,348,496
Deductions:
 Purchase and distribution to
  participants at year end of 64,654
  shares in 2000 ($24.27 per share),
  78,816 shares in 1999 ($28.84 per
  share), and 59,857 shares in 1998
  ($34.93 per share) of common stock of
  Chesapeake Corporation (Note 1)         1,569,075  2,272,856  2,090,882

Refunds to employees withdrawing from
 the Plan attributable to (Note 1):
 Employees' contributions for the year 559,212 190,832 117,132 Employees' account balances at
 beginning of year                            5,383      1,888      1,881
                                         ---------- ---------- ----------
                                          2,133,670  2,465,576  2,209,895
                                         ---------- ---------- ----------
   (Decrease) increase in plan equity
      before transfers                       (9,808)    (2,881)   138,601

 Net transfers from Hourly Employees'
   Stock Purchase Plan                        4,815         12        266

 Net transfers due to sale to St.
   Laurent Paperboard Inc. (Note 5)              -          -    (141,594)
                                         ---------- ---------- ----------
   Decrease in plan equity                   (4,993)    (2,869)    (2,727)

Plan equity, beginning of year               10,590     13,459     16,186
                                         ---------- ---------- ----------
      Plan equity, end of year            $   5,597 $   10,590 $   13,459
                                         ========== ========== ==========

The accompanying notes are an integral part of these financial statements.


                                -5-
SALARIED EMPLOYEES' STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS


1. Description of the Plan:

   The stockholders of Chesapeake Corporation (the "Corporation") have approved the Salaried Employees' Stock Purchase Plan (the "Plan") and reserved a total of 2,587,559 shares of the Corporation's common stock for sale to certain eligible full-time salaried employees, as defined, of the Corporation and participating subsidiaries (the "Employer").

   The Plan is administered by the Salaried Employees' Stock Purchase Plan Committee (the "Committee"), whose members are appointed by the Corporation's Board of Directors and are employees of the Corporation. Participants in the Plan are permitted to invest between one and five percent of their basic compensation, as defined by the Plan. The Employer contributes to the Plan, as of the end of the Plan Year, a percentage (determined by the Committee of the Plan, up to 60%) of the participant's contribution reduced by amounts required to be withheld under income tax, Federal Insurance Contributions Act tax and comparable laws. For fiscal years 2000, 1999 and 1998, the employer contribution was 30.8%, 35.4% and 20.0%, respectively, of the participants' contributions net of refunds. The combined amount becomes available to purchase from the Corporation shares of its common stock at a price equal to the average of the closing prices of such common stock on the New York Stock Exchange (composite tape) for the 20 consecutive trading days immediately preceding the last day of the Plan Year. The funds held by the Employer at the end of the year represent the remaining amounts in participants' accounts after the purchase of whole shares as the Plan does not provide for the purchase of fractional shares.

   As of March 31, 2000, 2,307,718 shares (64,654 shares in the current year and 2,243,064 in prior years) of the Corporation's common stock had been issued under the Plan and 279,841 shares were available for future issuance.

   An employee's participation in the Plan terminates if the participant ceases to be employed by the Employer for any reason, including death. A participant who retires may continue to participate in the Plan until the end of the next Plan Year following the date of the participant's retirement without making future contributions. A participant may also voluntarily terminate his participation in the Plan at any time. The Plan provides that any participant whose participation in the Plan terminates and who receives a refund of contributions will also receive an interest payment for the contributions credited as of the end of the calendar quarter

                                -6-
NOTES TO FINANCIAL STATEMENTS, continued:

1. Description of the Plan, continued:

   preceding the date participation in the Plan is terminated.
   The Committee will prescribe the applicable interest rate, or the manner in which such interest rate will be determined, for each Plan year. The interest rate for Plan years commencing April 1, 1995 and later has been 5% per annum compounded quarterly. This interest rate will stay in effect from year to year until it is changed by the Committee. For the Plan years ended March 31, 2000, 1999, and 1998, the Employer paid $1,498, $2,107 and $1,159 of interest, respectively, to employees withdrawing from the Plan. An individual who terminates participation in the Plan forfeits all rights to any contribution from the employer with respect to the Plan year that includes the date of such termination, except for any interest credit. Participants have a 100% vested interest in their contributions.


   The fiscal year of the Plan ends each March 31.



2. Funds   Held  by  Chesapeake  Corporation  and  Participating
   Subsidiaries:

   Funds received or held by the Employer with respect to the Plan may be used for any corporate purpose; therefore, the Plan does not prevent the Employer from creating a lien on these funds.



3. Taxes and Expenses:

   The Plan is not qualified under Section 401(a) of the Internal Revenue Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974. The Employer's contribution, when made to the Plan, is taxable to a participant as ordinary income. Purchases of stock by the Plan result in no gain or loss to the participant; therefore, no tax consequences are incurred by a participant upon receipt of stock purchased under the Plan. Sale by a participant of shares acquired under the Plan will result in a gain or loss in an amount equal to the difference between the sale price and the price paid for the stock acquired pursuant to the Plan.
   The Plan is not subject to income taxes.

   Expenses of administering the Plan are borne by the Employer.







                                -7-

NOTES TO FINANCIAL STATEMENTS, continued:

4. Contributions to the Plan:

Contributions (net of withheld taxes) were as follows:

                                   For the Year Ended March 31,
                          2000                 1999                 1998
                   ------------------   ------------------   ------------------
                   Employer Employees   Employer Employees   Employer Employees
Chesapeake
 Corporation       $ 38,023 $  228,231  $ 41,540 $  193,187  $ 25,639  $ 221,168

Subsidiaries:
 Delmarva
  Properties Inc.     5,725     33,454     6,608     30,279     2,909     23,627
 Chesapeake Display
  and Packaging Co. 201,109  1,178,847   203,109  1,107,549   119,396  1,097,676
 Wisconsin Tissue
  Mills Inc.         62,768    345,531   137,007    670,805    71,237    615,185
 Chesapeake Paper
  Products
  Company                 -          -         -          -        -      91,050
 Chesapeake
  Forest Products
  Company             4,266     25,908    11,879     60,732    7,571      73,038
                   -------- ----------  -------- ---------- --------  ----------
  Totals           $311,891 $1,811,971  $400,143 $2,062,552 $226,752  $2,121,744
                   ======== ==========  ======== ========== ========  ==========


5. Sale of Kraft and Packaging Facilities:

   On May 23, 1997, the Corporation sold substantially all of the assets of Chesapeake Paper Products Company to St. Laurent
   Paperboard Inc. ("St. Laurent"). In 1998, the Corporation transferred accumulated 1996 carryover employee and employer contributions and 1997 employee contributions made to the Plan prior to the date of the sale to St. Laurent.



6. Change in Participation due to Joint Ventures:

   Effective October 3, 1999, the Corporation contributed its wholly owned subsidiary, Wisconsin Tissue Mills, Inc.(WT), to a joint-venture with Georgia-Pacific Corporation (G-P). The Corporation received a 5% interest in the joint-venture. The Corporation distributed the accumulated 1998 carryover employee and employer contributions and 1999 employee and employer
   contributions   which  were  made  to  the  Plan   to   the   WT
   participants.





                                -8-



NOTES TO FINANCIAL STATEMENTS, continued:



6. Change in Participation due to Joint Ventures, continued:

   On February 18, 2000, Chesapeake contributed its litho-laminated business of Chesapeake Display and Packaging Company to a joint-venture with Georgia-Pacific Corporation. The Corporation distributed the accumulated employee and employer contributions as of March 31, 2000, to the applicable participants.







































                                -9-
EXHIBIT 23.1





                Consent of Independent Accountants
                              _______



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-14926) of
Chesapeake Corporation of our report dated June 16, 2000 relating to the financial statements of the Chesapeake Corporation Salaried Employees' Stock Purchase Plan, which appears in this Form 11-K.



                                 /s/PRICEWATERHOUSECOOPERS LLP
                                 ------------------------------
                                    PRICEWATERHOUSECOOPERS LLP




Richmond, Virginia
June 16, 2000























                               -10-